June 20, 2025

Raza Bokhari
Executive Chairman and Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Rd. Suite 200
W. Conshohocken, PA 19428

       Re: Medicus Pharma Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 13, 2025
           File No. 001-42408
Dear Raza Bokhari:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 5 - Share Consolidation or Share Split, page 31

1. We note that Proposal 5 is seeking shareholder approval of a special resolution that would authorize the Board of Directors to approve a consolidation or share split of the
       Company's Common Shares "at a consolidation or share split ratio...to be determined by the Board in its sole discretion". Please revise here and throughout your preliminary proxy statement to disclose a possible range of the potential consolidation ratio, or advise.
2. Please revise your disclosure to provide further details about the reasons for the potential consolidation or share split including, but not limited to, the intended goals of a consolidation or share split and why such actions would be necessary or desirable in furtherance of the Company's business objectives or capital raising activities.
Certain Risks Associated with the Share Reorganization, page 31

3. Please revise your disclosure to include relevant risks associated with a potential share consolidation. Such risks may include that a consolidation may decrease the liquidity
 June 20, 2025
Page 2

       of your common stock, may not increase the price of your common stock in the long term, and that it may cause you to fall out of compliance with the Nasdaq Continued
       Listing Standards, if true.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Christopher J. Cummings